Exhibit G

Report of Associés en Finance’s

independent expert deciding on the

fairness of the planned exchange ratio

between

MPI and Maurel & Prom

15 October 2015

ENGLISH LANGUAGE TRANSLATION FOR INFORMATION PURPOSES ONLY

This document is a free English translation of the report of Associés en Finance (the expert independent appointed by the board of directors of MPI) relating to the fairness of the proposed exchange ratio applicable to the merger of MPI into Maurel & Prom. This report was issued on 15 October 2015 in the French language. This translation has been prepared solely for the information and convenience of the shareholders of MPI and other readers. No assurances are given as to the accuracy or completeness of this translation and MPI assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of the report, the French version shall prevail.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

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Table of Content

I.	Role and resources		4

II.	MPI: presentation and analysis		6

A.	History and activity		6

B.	Financial analysis of MPI		8

III.	Maurel & Prom: presentation, analysis and strategy		10

A.	History and activity		10

B.	Financial analysis of Maurel & Prom		11

IV.	Changes in the companies’ shareholding structure		14

V.	Methods for calculating the exchange ratio reviewed but not used		15

A.	Dividend valuation		15

B.	Monitoring of the company by financial analysts and price objectives		15

C.	Comparable transaction method		15

D.	Analogical multiples method		16

E.	Net asset method (for information)		17

VI.	Evaluation of the two companies and implicit exchange ratio		17

A.	Restated net asset method - DCF to firm		17

	1.	DCF construction principles and general parameters	18

	2.	Characteristics of Maurel & Prom’s DCF to Firm assessment	22

	3.	Characteristics of MPI’s DCF to Firm assessment	26

	4.	Calculation of the ratio in a central assumption and sensitivity of the ratio	32

B.	Discounted future cash flow method – DCF to Equity		33

	1.	Features of DCF to Equity valuation of Maurel & Prom	33

	2.	Features of DCF to Equity valuation of MPI	34

	3.	Calculation of exchange parity using DCF to equity	35

C.	Method for analysing exchange parity by share price		36

	1.	Price change	36

	2.	Price sensitivity	37

	3.	Share liquidity	39

	4.	Analysis of price parity between MPI and Maurel & Prom	41

VII.	Conclusion		44

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I.	Role and resources

Associés en Finance’s role

On the recommendation of its ad hoc committee, MPI’s Board of Directors decided on 27 August 2015 to appoint on a voluntary basis Associés en Finance as independent expert to certify the fairness of the planned exchange ratio between MPI and Maurel & Prom (hereinafter the companies or the two companies). The two companies, MPI and Maurel & Prom, have two significant common shareholders (Pacifico and Macif) and common managers. The expert’s work is overseen by the MPI ad hoc committee comprising Caroline Catoire, Alexandre Vilgrain and Ambrosie Bryant Chukwueloka Orjiako, president of Seplat.

Associés en Finance1 is charged with the task of assessing the fairness of the exchange ratio envisaged as part of the merger project, with the understanding that the expert must comply with rules applicable to independent experts appointed in accordance with the general regulations of the Autorité des marchés financiers.

Associés en Finance people involved in this task include Bertrand Jacquillat, Honorary President of Associés en Finance, lead expert; Arnaud Jacquillat, CEO; Catherine Meyer, partner; Guillaume Gandrille, Pierre Charmion and Mathilde de Montigny, financial analysts. Philippe Leroy, chairman of the board, is in charge of quality control.

Background

Originally a Maurel & Prom subsidiary, MPI (a name adopted in 2013) was incorporated following the separation of Maurel & Prom’s Nigerian operations. MPI became independent in 2011 following the distribution of the company’s entire capital to Maurel & Prom shareholders. MPI has since then been listed on the Euronext Paris. Before the distribution of MPI shares to Maurel & Prom shareholders, Maurel & Prom had provided MPI cash amounting to €105m in order to be able to take growth opportunities of the Nigerian market.

The initial reasons that led to the separation of Maurel & Prom’s Nigerian operations, and in particular the merger with Seplat and external growth operations, failed to materialise, and recent movements on the hydrocarbons market (halving of oil prices over the past twelve months) raise the issue of the critical size necessary in the sector. It is in that vein that the leaders of Maurel & Prom and MPI, after trading on 27 August 2015, announced their plan of merging MPI into Maurel & Prom.

The new group would establish itself as a big player among oil juniors, would offer a favourable oil (variable price) / gas (fixed price) product mix and greater geographical diversification. The operation would be preceded by MPI paying an exceptional cash dividend of €0.45 per share, subject to shareholders approval.

[1]	Associés en Finance and Détroyat Associés merged in late 2014. The trade name of the new entity is Associés en Finance, Jacquillat and Détroyat Associés. To make the document easier to read, it will subsequently be referred to as Associés en Finance, or even by the acronym AEF. Associés en Finance is more precisely detailed in Appendix A.

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The indicative ratio announced to the market in late August was 2 MPI shares for 1 Maurel & Prom share, which ratio is to be confirmed or not by the board meetings of the two groups to be held on 15 October 2015, depending on prevailing market conditions and the results of the work of the independent expert and merger auditors. Changing market conditions and a case of force majeure in Gabon that affected Maurel & Prom’s production in the region led to a review of the exchange ratio to 1.75 MPI shares for 1 Maurel & Prom share. The analysis of the ratio by Associés en Finance is based on the revised ratio.

The operation is subject to standard conditions precedent, in particular confirmation by the Autorité des marchés financiers that the merger would not lead to the obligation for Pacifico to make a public repurchase offer on the shares of Maurel & Prom and MPI under Article 236-6 of the general regulation of the Autorité des marchés financiers.

To be adopted, the merger plan must be approved by a 2/3rd majority of votes of shareholders, whether present or represented, of both companies, in the extraordinary meetings of shareholders to be called to that effect in December 2015. If the merger plan is adopted by the General Meetings, it will be realised a few days after the meetings, with retroactive effect on 1 January 2015.

Independence

Associés en Finance and Détroyat Associés confirm that they do not have any conflicts of interest and are independent from all stakeholders in the case within the meaning of Article 261-4 of the AMF general regulation and instruction 2006-08 of 25 July 2006 on independent assessment.

As such, Associés en Finance, Détroyat Associés and their employees:

•	have no legal or capital ties with MPI, Maurel & Prom or with their legal representatives that can affect their independence;

•	have made no assessment on behalf of Maurel & Prom or MPI over the past eighteen months;

•	have not advised Maurel & Prom or MPI, or any person that the companies control under Article L. 233-3 of the commercial code over the past eighteen months;

•	have no financial stake in the success of the planned merger, a receivable or payable on one of the companies concerned that is likely to affect their independence;

•	have no repeated ties with a bank that can affect Associés en Finance’s independence;

•	have not been assigned any other task – other than the one that is the subject of this mission – by the companies concerned by the merger plan for the coming months.

Consequently, Associés en Finance meets the required independence criteria for this task.

Disclaimer

The information used in the performance of our mission was either made available by BNP Paribas (Maurel & Prom’s advising bank), Maurel & Prom or MPI, or was public.

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Associés en Finance did not conduct any physical review and independent assessment of the fixed assets, assets or liabilities of the two companies and their subsidiaries and affiliates. Associés en Finance did not conduct any physical review of ongoing or potential disputes, appeals, claims or potential liabilities MPI and Maurel and Prom are facing or could face. Generally, Associés en Finance took for granted, without independent audit, that the data, documents or information that was provided or to which it was given access was accurate without the possibility for the firm to incur any liability with respect to such data, documents and information. Associés en Finance cannot guarantee the accuracy of the forecasts, estimates or information provided.

Associés en Finance’s expert report and its conclusions on the fairness of the exchange ratio considered under the merger plan do not constitute recommendations to MPI shareholders.

Performance of Associés en Finance’s mission

Associés en Finance was mandated by MPI on 27 August 2015. Associés en Finance’s work lasted until 15 October 2015 when the company’s Board met to decide on the merger plan.

Over that period, Associés en Finance maintained regular contact, both physical and by telephone, with the companies’ representatives or their lawyers. In carrying out its work, Associés en Finance received written and oral comments from some MPI shareholders on the planned merger between MPI and Maurel & Prom.

The detailed work schedule and sources of the information used are provided in Appendix B. In carrying out its work, Associés en Finance used its own methods and database (Trival model, cf. Appendix C) and diverse available sources of information.

II.	MPI: presentation and analysis

A.	History and activity

MPI (formerly MP Nigeria) was incorporated by Maurel & Prom in 2009 to distinguish Nigerian operations from the group’s other operations. In December 2011, MPI ceased to be a Maurel & Prom company as a result of the distribution of MPI shares to Maurel & Prom shareholders and was listed on Euronext Paris.

MPI is a holding company involved in hydrocarbons exploration and production, seeking new opportunities around the world to expand its asset portfolio. Present only in Nigeria until 2012, MPI started expanding in 2013 with the creation of a common investment vehicle with Maurel & Prom, namely Saint-Aubin Energie. MPI is a holding company whose business mainly includes:

•	A 21.76% stake in Seplat

•	A 40% stake in Cardinal

•	A 66.67% stake in Saint-Aubin Energie (SAE)

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Figure 1

MPI’s operations as of 31 March 20152

MPI carries out its main operation through its stake in Seplat (mainly in Nigeria), and projects in Myanmar and Canada in partnership with Maurel & Prom through Saint-Aubin Energie.

Seplat is an oil business company listed on the London (LSE) and Lagos (NSE) stock exchanges3, having gone public on 14 April 2014. Following that operation, MPI’s stake in Seplat was 21.76%. Seplat operates oil mining licenses (“OMLs”) and oil prospecting licenses (“OPLs”) notably in Nigeria’s Niger Delta.

Since 2013, MPI started diversifying its asset portfolio by acquiring, mainly via Saint-Aubin Energie, oil interests in Canada (Alberta, Gaspésie and Anticosti) and Myanmar. MPI has a 66.67% stake in Saint-Aubin Energie, with the remaining stake being held by Maurel & Prom.

[2]	Source: MPI 2014 annual report
[3]	NSE: Nigeria Stock Exchange

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B.	Financial analysis of MPI

Table 1

Profit and loss account and condensed statement since 20104

in thousands of euros	31/12/2010	31/12/2011	31/12/2012	31/12/2013	31/12/2014	30/06/2015
Turnover	—	320	501	42	2	—

Operating income	(31)	(1,722)	(1,917)	28,982	(3,781)	(1,778)

Financial performance	4,742	10,287	5,009	3,955	1,148	340
Pre-tax income	4,711	8,565	3,092	32,937	(2,633)	(1,438)
Net income of consolidated companies	2,722	5,647	2,595	31,230	(14,769)	(6,472)
Total share of results of SME*	(1,278)	12,467	48,229	165,131	35,020	8,633
Dilution result	—	—	—	—	29,387	—

Consolidated net income	1,445	18,114	50,824	196,360	49,638	2,161

in thousands of euros	31/12/2010	31/12/2011	31/12/2012	31/12/2013	31/12/2014	30/06/2015
Equity	133,183	254,051	296,216	461,025	550,373	567,519

Cash balance	52	178,426	106,334	225,805	251,297	222,301
Financial debt	—	174	—	70	—	—

Net cash	52	178,252	106,334	225,735	251,297	222,301

Securities accounted for using the equity	28,897	43,227	77,780	169,244	270,942	292,249

including Seplat	28,897	43,227	77,780	168,034	258,706	279,580
including Saint-Aubin Energie				(564)	12,236	12,608

*	SME: Companies accounted for using the equity method

Like any holding with no active majority stake, the bulk of MPI’s profits come from the result of equity affiliates. Turnover and operating income have no significant economic meaning5.

Operating income

Operating income for 2013 includes €30.9 million in consolidated capital gain from the disposal of 14.9% of Seplat securities. Apart from this exceptional capital gain, 2013 operating income was €-2.0m.

It is worth noting that MPI not only does not have any operational activity of its own (and thus virtually no consolidated turnover), but also has very limited operational resources of its own, and is linked to Maurel & Prom by a contract for the provision of services through which Maurel & Prom provides MPI certain administrative and financial services according to cash price invoicing, plus a 6% margin.

Income from equity affiliates

The net income from the consolidated MPI group is mainly composed of earnings from its stake in Seplat. In 2014, MPI’s earnings from equity affiliates in MPI’s books was €46.1m. Other stakes contributed negatively to MPI earnings (MP East Asia, MP Energy West Canada, Cardinal…). In 2014, there also was dilution earnings in the amount of €29.4m linked to Seplat’s flotation on the stock market.

[4]	Source: Company and adjustments by Associés en Finance. 2011 corresponds to the setting up of the MPI structure as it exists today.
[5]	MPI’s financial statements reflect the same economic reality: virtual absence of turnover, negative operating income. The bulk of MPI’s earnings in 2014 were derived from dividends paid by Seplat (€14.75m in 2014), and positive foreign exchange impact. In 2013, MPI’s earnings, in the absence of dividends from Seplat, are said to be derived from the disposal of Seplat securities that year.

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In 2013, Seplat’s earnings from equity affiliates in MPI’s books stood at €169.7m. Seplat’s earnings were recognised using the equity method taking into account the fact that the percentage of MPI’s stake in Seplat dropped from 45% at the end of August 2013 to 35% from September, then to 30.1% at the end of the year following security disposals.

Since Seplat’s flotation through capital increase in April 2014, MPI’s stake in Seplat is 21.76%. Seplat’s earnings are indicated in Table 2. MPI’s earnings in 2014 can be accounted for by Seplat’s falling profits that year, owing mainly to the drop in the price of brent. The Capital IQ consensus on Seplat projects for 2015 a -34% drop in turnover versus 2014 (followed by a 26% increase in 2017). Seplat’s net profit is expected to drop by -69% in 2015.

Table 2

Seplat’s simplified profit and loss account since 20116

In millions of dollars	2011	2012	2013	2014	2015E	2016E	2017E
Turnover	451	625	880	775	510	644	804
EBIT	179	330	479	290	150	232	305
Net income	53	109	550	252	77	159	238

Net cash

At 31 December 2014, MPI had a cash balance of 251 million euros, up +26 million euros versus 2013. This increase is due mainly to Seplat’s payment of the 35 million euros shareholder’s loan and to the impact of the euro/dollar exchange rate fluctuation amounting to 30 million euros (which offset the payment of a dividend and investments in Saint-Aubin). MPI’s cash position is mainly denominated in dollars. MPI’s 2014 reference document reports an exposure of cash and cash equivalents to the dollar up to 323 million dollars.

It should be noted that the apparent increase in net cash balance since MPI shares were distributed to Maurel & Prom shareholders was sustained in 2013 by the disposal of Seplat securities (€+110.7m impact on consolidated financial flows7).

[6]	Source: Company and Capital IQ consensus estimates at 30/09/2015
[7]	In the second half of 2013, MPI disposed 14.9% of its stake in Seplat on the basis of a total valuation of 1 billion dollars.

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Dividend payment

Since going public in December 2011, MPI pays its shareholders dividends as indicated in Table 3.

Table 3

Dividend distributed by MPI to its shareholders since going public8

	28/06/2013	24/06/2014	28/05/2015
Dividend per share	0.08	€0.24	€0.30	€
Price of MPI share	3.36	€4.19	€3.17	€
Rate of return	2.38%	5.73%	9.46%

In the first half of 2015

In the first half of 2015, the average price of brent stood at $57.8 as against $108.9 in the first half of 2014, i.e. a 47% drop. The sharp drop in the price of a barrel of oil had a direct adverse impact on the earnings of Seplat, an equity affiliate.

MPI’s net earnings stood at €2.2m as of 30 June 2015 as against €55.2m on 30 June 2014. The group’s operating income was €-1.8m and the share in Seplat’s consolidated profit on 30 June 2015 was €7.9m9.

MPI’s cash balance at 30 June 2015 was €222m or a fluctuation of €-29m versus 1 January 2015.

III.	Maurel & Prom: presentation, analysis and strategy

A.	History and activity

Maurel & Prom is a company dedicated to hydrocarbons exploration and production with operations in 12 countries and listed on the Paris Stock Exchange. The bulk of its turnover is derived from Gabon (oil operations) and to a lesser extent from Tanzania (gas operations). The company also has operations in Congo, Namibia, Mozambique, Peru, Colombia and Canada (Figure 2).

[8]	Source: Company, Bloomberg and Associés en Finance calculations
[9]	Main financial data on Seplat at 30 June 2015: first half-year earnings for 2015 stood at $34m, down 78%, with a gross turnover of $248m (down -36%), cash flow before working capital changes was $92m, in the face of $68m investment spending (excluding acquisition cost). Cash flow and net indebtedness at 30 June 2015 (before reintegration of $368m in unallocated cash) was $110m and $853m.

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Figure 2

Maurel & Prom operations10

B.	Financial analysis of Maurel & Prom

Table 4

Profit and loss account and condensed statement since 201111

in millions of euros	31/12/2011	31/12/2012	31/12/2013	31/12/2014	H1 2015	31/12/2015E	31/12/2016E	31/12/2017E
Turnover	374	472	571	550	158	365	413	493
Operating income	258	201	338	141	(33)	66	99	170
Financial performance	(17)	(42)	(67)	(11)	(7)	(10)	(20)	(18)

Net income Group share	165	58	63	13	(25)	(18)	48	99

in millions of euros	31/12/2011	31/12/2012	31/12/2013	31/12/2014	H1 2015
Equity	765	768	766	891	923

Cash balance	61	67	201	230	108

Fixed Assets	740	871	965	1,292	1,461
Intangible assets	411	442	345	328	368

Financial debt	(422)	(471)	(662)	(667)	(746)

Net financial debt	(361)	(404)	(461)	(437)	(637)
Gearing	47%	53%	60%	49%	69%

[10]	Source: Maurel & Prom 2014 annual report
[11]	Source: Capital IQ consensus 2013 results have been restated for the implementation of IFRS 11 (the implementation of IFRS 11 thus led the Group to recognise, using the equity-affiliate method, its stakes in Maurel & Prom Colombia BV and SAE entities, classified as joint ventures, which, in the past, were recognised using the proportional consolidation method).

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Maurel & Prom has not paid any dividends since 2013. The last two dividends were paid on 21 June 2012 and 21 June 2013 and amounted to €0.40 per share each year (or a return rate of 3.5% compared with the spot price in 2012 and 2013).

Turnover

The groups consolidated turnover for 2014 was €550.4m, down slightly versus the 2013 figure (-3.5%). This gap is due mainly to a volume effect on the sale of the Ezanga license in Gabon12, to a negative price effect (€-62m) and to the integration of off-Group sales from drilling operations (€+45m).

Consensus projects another drop in turnover in 2015 of up to -34% versus 2014, followed by a +13% increase in 2016 and +19% in 2017.

First half 2015 turnover is down -47% versus first half 2014, following the nearly 50% drop in the price of a barrel of oil between the first half of 2014 and the first half of 2015 ($53.5/b in the 1st half of 2015 versus $107.8/b in the 1st half of 2014).

Operating income

The group’s operating income in 2014 was down 58% versus 2013, due mainly to the drop in sales prices from summer 2014 (drop in the price of a barrel of oil) and the integration of drilling operations, the margins of which are lower. Following the deteriorating economic environment, the company started reducing its exposure in some area (notably Mozambique, Colombia and Peru).

In the first half of 2015, operating income stood at €-33m. The economic environment had a direct adverse impact on margins. The non-renewal in the first half of long-term drilling contracts between Caroil and some of its traditional clients because of the freezing of the latter’s investments led the Group to revise the value of its drilling assets downward.

Financial debt

Unlike MPI, Maurel & Prom is in debt. The company has issued several bonds. In 2014, the Group issued 14.66 million net share settled bonds convertible into new and/or existing shares (ORNANE) maturing on 1 July 2019 amounting to €253m. Each ORNANE has a nominal value of €17.26m and bears a coupon at a 1.625% annual rate, payable every six months. The purpose of the bond issue was to restructure debt by extending its maturity. Net proceeds from the issue was used to buy back OCEANEs maturing in 2014.

In May 2015, the company issued 10.4 million ORNANEs maturing on 1 July 2021, in the amount of €115m and a 2.75% nominal interest rate.

[12]	€-39.7m related to the execution of the new development contract signed in 2014 offset by €+43.2m linked to increased production in Gabon.

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In December 2014, the Group set up a $650m new revolving credit facility (RCF), comprising two tranches of $400m and $250m, with maturities on 31 December 2020 and a +3.40% LIBOR interest rate until 31 December 2018, then +3.65% LIBOR thereafter. The line has now been drawn by up to $400m, which has been used to close the group’s previous credit facility.

Also, Maurel & Prom Drilling Services BV, a fully-owned subsidiary of the company, on 23 December 2013 subscribed with a Crédit Suisse-led banking syndicate a us$50m payable in five years at the LIBOR interest rate of +2%.

Overall, Maurel & Prom’s gross debt (€753m at 30 June 2015) is denominated in euros by up to 47% and by 53% in dollars.

Negotiations with banking syndicates

On account of the planned merger between the two companies, the fall in oil prices and the force majeure event suffered by the Ezanga oil field in September 2015, Maurel & Prom sent its investment banks under the RCF, as well as to Crédit Suisse, letters requesting their consent to the planned merger, as well as the adjustments of some covenants that could have caused a default event and the acceleration of the amortisation of the loans granted. The RCF banking syndicate granted the request and production covenants were revised downward in the 4th quarter of 2015. Maurel & Prom confirmed to Associés en Finance that it had secured the consent of the Crédit Suisse-led banking syndicate on the $50m dollars granted, and that the interest rates negotiated are in line with market banking terms and were unlikely to have an impact on the exchange ratio. Following are details of the main covenants concerned be the negotiations:

Production covenants

The loan agreement comprises covenants on Maurel & Prom’s production that notably call for an accelerated amortisation of the loan if the Company is unable to reach the production levels defined for the last quarter of 2015 and for the second half of 2015, which could have been the case if the covenants were not revised following the force majeure event in Gabon.

Financial covenants

The loan agreement also comprises financial covenants, notably a constraint on the level of net debt that must not exceed 3x EBITDAX13 throughout 2015 and reproduced in the company’s reference document. In the stress scenario the company painted to its banking syndicate, taking into account the force majeure event stated above and the $45 brent price in the 4th quarter of 2015, the net debt to EBITDAX ratio would not have been complied with.

Maurel & Prom is monitored by US rating agency Egan-Jones, which in July 2015 downgraded its rating of Maurel & Prom’s debt from BB to BB-.

[13]	Current profit before interest, impact of tax, amortisation and depreciation, net of exchange gains and losses.

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IV.	Changes in the companies’ shareholding structure

Since going public in late 2011, the MPI group’s shareholding structure has been quite stable just like Maurel & Prom’s as illustrated in Figure 3. Both companies have the same major shareholders, namely Pacifico (the president of which is Jean-François Hénin, chairman of MPI’s board and president of Maurel & Prom) and Macif.

Figure 3

MPI’s shareholding structure at 31 December 2014

MPI’s board wished to enlist the services of an independent expert within the framework of this merger to ascertain the fairness of the proposed exchange ratio and follow best market practices. It may be observed that whatever the exchange ratio between the two companies. The percentage Pacifico will get in the new entity’s capital will be similar to what it now holds; Pacifico’s stake in MPI and Maurel & Prom is quite similar. The same can be said of Macif, the second largest shareholder in both groups.

It is worth noting that MPI’s articles of incorporation call for the granting of double voting rights to fully paid-up shares registered in the name of the same shareholder for at least four years. The new Maurel & Prom shares issued in consideration for the planned merger registered in the name of the same shareholder will also get a double vote if the shareholder got it on the MPI shares granted in exchange. At the same time, if the shareholder has held MPI registered shares for less than four years, consideration will be given to the length of time over which the MPI registered shares granted in exchange within the framework of the merger were held by the same shareholder in calculating the four year period required to qualify for a double vote as regards the new Maurel & Prom shares granted in exchange. This Article of MPI’s articles of incorporation became effective the day MPI’s shares were listed on Euronext Paris and upon their maiden listing on 15 December 2011. At 15 December 2015, the proportion of registered shares held by Pacifico is expected to accordingly get double votes.

We would also like to recall that realisation of the planned merger continuous to be subject to the confirmation requested from the Autorité des marchés financiers that the merger would not lead to the obligation for Pacifico to make a public repurchase offer on the shares of Maurel & Prom and MPI.

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V.	Methods for calculating the exchange ratio reviewed but not used

A.	Dividend valuation

The approach based solely on dividend discount is pertinent when it concerns a value traditionally considered such as a return value. In the case under review, this method is discarded since Maurel & Prom has distributed no dividends since 2013. In its valuation, Associés en Finance replaced this method by the discounting estimated future cash flows available to shareholders, taking into account borrowing constraints.

B.	Monitoring of the company by financial analysts and price objectives

The price objectives of financial analysts can be considered more as opinions than as evaluation methods per se.

Maurel & Prom is monitored by four analysts. Just before the merger announcement, on 27 August, the price objective range was very broad, extending from €7.20 for Natixis to €12 for CM-CIC (latest revision on 6 August with an unchanged price objective).

Natixis, on 31 August, revised its price objective downwards to €5.20 following lower-than-expected half-year results due to depreciations. At August ending, the average price objective was €7.8 for a €4.69 price.

Seplat, MPI’s main investment, is monitored by at least ten analysts, and had an average price objective of £1.85 at 27 August 2015 (the price objective range is broad, extending from £0.9 to £2.65). Since then, analysts on 12 October 2015 revised their price objective downwards; it stands at £2.36 on average for a £1.75 price.

MPI is monitored by a single analyst, that of SBG Securities. The analyst chose a €3.8 price objective since 22 June 2015, a figure that is down versus the previous objective set in January 2015 at €4. The objective has not been revised since the announcement of the merger with Maurel & Prom.

The fact that the company is not monitored by many analysts means we cannot use the direct exchange approach through price objectives. An indirect approach that takes into account Seplat’s price objective is not pertinent either: on the one hand, since going public, Seplat’s price constantly appeared to be far short of average price objectives, reflecting the markets failure to ratify the prices, in the context of low oil prices and on the other, there is the issue of the downgrading of the MPI holding discussed later in this report.

C.	Comparable transaction method

The comparable transaction method is based on the observation of multiples observed during recent merger operations deemed comparable in terms of activity and transactional, geographical and temporal context, the financial conditions of which were made public. The method often has to contend with the issue of lack of reliable data on such multiples or the small number of recent transactions relating to companies that are actually comparable.

In this case, we did not identify any recent transactions that can be compared to the present plan.

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Afren, which was in a challenging financial situation, and Seplat had announced talks of a merger, but the talks were discontinued in last February. If the merger had materialised, the operation would have been the largest ever between two private companies operating in Nigeria.

D.	Analogical multiples method

The market comparable method consists in determining a company’s value by observing market multiples with which the securities of listed companies in the same industry are traded or that have similar operational characteristics, or by applying the multiples to corresponding aggregates for the company being reviewed.

The pertinence of this analogical method lies in the possibility of having a sample for similar groups in terms of industry, size, profitability as well as stability and the regularity of levels of margins and growth over the period during which this type of method is used (generally involves two- or three- year projections).

There are no companies that are actually comparable to MPI or Maurel & Prom. There are many oil companies of similar sizes, but they do not operate in the same zones. This is fundamental for this type of activity because of the existence of major specific characteristics, especially in tax terms. The sample of comparables most similar to MPI and Maurel & Prom in terms of size of operations is detailed in Table 5. Mart Resources could be considered as comparable to MPI because its operations and production zone are similar to Seplat’s. However, it is much smaller in size, with a market capitalisation about four times smaller than MPI’s. Total Nigeria and Oando are companies whose operations are more focussed on refining, so their margins cannot be compared to those of Seplat or MPI.

Table 5

Principal geographical zones of market comparables 14

Company	Market capitalisation in €m	Country	Main geographical zones of operation

Canadian Natural Resources	21483	Canada	Canada, Great Britain, Gabon
Tullow Oil	2694	United Kingdom	North-West of Africa, South-East of Africa, Europe, Asia
Kosmos Energy	2372	Bermuda	Ireland, Morocco, Senegal
Genel Energy	1370	United Kingdom	Irak, Morocco, Angola, Ethiopia
Ophir Energy	961	United Kingdom	Equatorial Guinea, Gabon, Kenya, Tanzania, Indonesia
SOCO International	629	United Kingdom	Vietnam, Congo, Angola
Oando	620	Nigeria	Nigeria
TOTAL Nigeria	231	Nigeria	Nigeria
Eland Oil & Gas	110	United Kingdom	West Africa
Lekoil	98	Nigeria	Nigeria, Namibia
Mart Resources	71	Canada	Nigeria
Afren	12	United Kingdom	Nigeria, West Africa and Middle East

The lack of market comparables of the same size operating in the same countries and involved in the same operations make impossible the market comparable method.

[14]	Source: Capital IQ

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E.	Net asset method (for information)

MPI’s net assets at ending June 2015 stood at €5.12 per share or €4.67 per share after the distribution of €0.45 as exceptional dividends. It is mainly composed of the group’s cash and MPI’s shareholding in Seplat. In MPI’s books, Seplat is valued at its book value (equity value, supported by the useful value calculation) and not at its market value, which is lower. Seplat has lost 64% of its value since going public.

At 30 June 2015, Maurel & Prom’s net asset was €7.96 per share.

However, the posting amount method is an asset method based on the logic of the historic cost of assets and liabilities, and factors in neither the actual value of such assets and liabilities nor companies’ potential for future growth.

As an illustration, the exchange ratio would be 1.7x after the planned distribution of a €0.45 exceptional dividend to MPI shareholders.

VI.	Evaluation of the two companies and implicit exchange ratio

Under the merger plan, the valuation method used must be applied coherently between both groups, especially in the current sluggish market environment; in such an environment, as illustrated by the gap between analysts’ prices, groups’ listed prices tend to depart from intrinsic values. As a result, it is important to be careful to symmetrically apply valuation methods between both groups: price of a company compared to the price of the other company, intrinsic value of the one compared to the intrinsic value of the other.

Associés en Finance presents the results of the following valuation methods:

•	Restated net assets method, applied mainly by revaluating both groups’ assets though the projected discounted cash flow method on their respective assets (mainly Gabon and Tanzania for Maurel & Prom; principally Nigeria indirectly via Seplat for MPI);

•	Available aggregate projected discounted cash flow method for Maurel & Prom and MPI shareholders (DCF to equity);

•	Ratio analysis through market price.

A.	Restated net asset method - DCF to firm

The Restated net asset method is used to calculate a theoretical value of equity by revaluating assets and liabilities in terms of market value. The method is particularly pertinent for holdings, which is the case with MPI, the main asset of which is its investment in Seplat. The method is applied by means of DCF for each main oil or gas assets of MPI and Maurel & Prom.

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1.	DCF construction principles and general parameters

a.	Reserves, business plans and contractual provisions of exploration / development licences

The assets of Maurel & Prom and MPI (and more specifically MPI’s stake in Seplat) were valued using the DCF to firm method which is based primarily on business plans released by both companies’ managements, independent assessments of the oil and gas reserves operated by Maurel & Prom and Seplat, as well as of the exploration and production sharing agreements governing both companies’ operations in their respective geographical zones. Such independent assessments of reserves were made by experts who on a yearly basis draft reports entitled “Reserves report” (DeGolyer and MacNaughton for oil and natural gas deposits in Gabon and Nigeria, RPS for natural gas deposits in Tanzania).

The reserves considered in valuations, so-called “2P”, concern proven reserves (P1) and probable reserves (P2), which refer to reserves with at least a 50% probability of being developed. Possible reserves, the development probability of which is less than 10%, are not taken into account. Such reserves are expressed in millions of barrels (mmbl) for oil and billions of cubic feet (bcf) or millions of cubic feet (mcf) for gas.

DCFs are based on audited reserve estimates and production and capital expenditure (CAPEX) forecasts possibly revised by the groups’ managements since the publication of reserves reports, to which are applied an oil and gas price projection.

The gas extracted in Tanzania and Nigeria is sold locally at contractual prices defined in 2015 nominal dollars, to which is applied a 2% inflation rate in accordance with the recommendations of RPS and DeGolyer and MacNaughton.

However, the price of oil sold either by Maurel & Prom or by Seplat is based on the market price, adjusted to some elements described further down. Oil price assumptions are thus key elements used to obtain DCF valuations.

b.	Oil price used and euro to dollar parity

Projected cash flow was constructed using brent price estimates15. The oil market has many forward contracts. However, just like oil spot prices, prices deriving from such contracts are volatile (Figure 4), which leads us to retain as a central assumption the valuation of average levels over the past three months (from 30 June to 30 September 2015) of forward prices maturing in June 2016, June 2017 and June 2018 for the three years from 2016 to 2018. It is subsequently assumed that the price of brent changes in increments reaching in 2020 the consensus on the price of oil provided by Capital IQ. After 2020, oil prices are assumed to rise with inflation — as indicated in Table 6.

Owing to oil price volatility, different levels of sensitivity of Maurel & Prom and MPI to this price, the implicit ratios arising from discounts are equally presented by varying brent price assumptions.

[15]	Brent is the North Sea crude oil used as a benchmark in Europe in determining the price of other crude oils.

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Table 6

Price for a barrel of brent used as a central value in modelling

	2015	2016	2017	2018	2019	2020	2021-2054
Price / barrel	52.3	57.0	61.2	63.9	75.0	80.0	2% inflation

Figure 4

Changes in the price of brent since 2006

The euro to dollar parity used as a central assumption is 1.10.

c.	Contractual provision on turnover and prices

While the precise way in which contracts function is different depending on the country and the types of development, the principles are generally similar and govern ties between the licensing State, State-owned corporations that are joint developers and private concession holders.

Provisions require that the turnover of developers be calculated based on a working interest.

Also, the agreements signed between Maurel & Prom and Gabon and Tanzania, where the company operates, provides for a cost oil and cost gas mechanism depending on the resources extracted, and capped up to a stop cost, allowing Maurel & Prom to as a priority collect a percentage of the resources extracted forming part of its working interest until it recovers its recoverable expenditure. The working interest payment, profit oil or profit gas is shared between the State-owned corporation and the State based on the allocation formula depending on daily production volumes. In Nigeria, there is no production-sharing agreement, but tax is calculated based on a deduction of a proportion of investments made in the years prior to the oil profit tax base.

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On each of the developments operated by Maurel & Prom and Seplat, royalties are paid to the States that own the fields. In Gabon, the Ezanga production is subject to collection of royalties by the State amounting to 7% of the development’s turnover until 2018 and 12% in the subsequent years. In Tanzania, royalties (12.5% of total revenues) are fully paid by Tanzania Petroleum Development Corporation (TPDC), a corporation linked to the State of Tanzania that is also a developer of the Mnazi Bay reserves. In Nigeria, the State collects royalties amounting to 20% from the cash sales of liquids and 7% from the gas sales.

d.	Discounted rate used in DCFs

It is customary in the oil world to use standard discount rates based on the level of risk attached to each development, linked mainly to its geographical location. Reserves reports generally show valuations based on discount rate range. The risk highlighted in such calculations is not a currency or inflation risk, since the global energy benchmark currency is the dollar, but rather an operational risk linked to the situation of the countries where the operating licenses are located. Such risks have to do with political stability, how well institutions work, the security situation, risks of social tension, or risks associated with the execution or renewal of development / production permits.

Associés en Finance compared this type of calculation with its usual method for calculating discount rates using the Trival model. Associés en Finance is currently monitoring more than 500 companies, including 350 within the euro zone, and covers all industries, including energy. For all these companies, Associés en Finance drafts long-term flow forecasts that are compared with the level of risks of the companies and with their economic size.

Based on such data, Associés en Finance calculates economic risk and size premiums used in directly estimating the cost of capital after tax. At 30 September 2015, the three-month average of the plan’s intercept was -3.26%, the economic risk premium 6.11% and the size premium 3.55%. These market parameters, for each of the assets evaluated, are applied to obtain the cost of capital.

The size coefficient of Maurel & Prom is 1.24 (average of the past months at the end of September 2015), that of MPI’s stake in Seplat is 1.60.

The economic risk coefficient is understood in relative terms in relation to all companies monitored, and is centred on 1. It is calculated based on a forecast risk rating and a sectoral beta calculated in relation to the Stoxx indices. Estimates of the forecast rating are derived from the synthesis within a strengths/weaknesses and opportunities/threats matrix reflecting different operations risks affecting their economic model. The scale of forecast risk ratings ranges from 1 (low risk) to 9 (high risk). Estimated forecast risk ratings in Trival for oil/gas sector companies are 7 for most large oil majors (for example Total or Royal Dutch Shell), 8 for middle-sized and less diversified players (such as ÖMV) and 9 for some oil services industry companies (such as CGG). These

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operational risk ratings apply to very internationally diversified groups, which of course is not the case with the assets assessed here, as they are in Gabon and Tanzania in the case of Maurel & Prom, and in Nigeria as concerns Seplat. In this analysis, Maurel & Prom’s assets are rated 8, while Seplat’s Nigerian assets, in which MPI has a stake, are rated 9, a higher rating on account of a high political risk. Table 7 and Table 8 sum up the discount rates obtained.

Table 7

Calculation of Maurel & Prom’s cost of capital (Gabon and Nigeria)

	Economic risk rating (1)	Economic risk premium (2)	Relative size ratio (3)	Size premium (4)	Original intercept (5)	Cost of capital (l)*(2)+(3)*(4)+(5)
Maurel & Prom	1.46	6.11%	1.24	3.55%	-3.26%	10.04%

Table 8

Calculation of the cost of capital of Nigerian assets (Seplat assets, in which MPI holds a stake)

	Economic risk rating (1)	Economic risk premium (2)	Relative size ratio (3)	Size premium (4)	Original intercept (5)	Cost of capital (l)*(2)+(3)*(4)+(5)
Nigerian assets	1.62	6.11%	1.60	3.55%	-3.26%	12.33%

This rate difference linked to the different risk level of these countries is consistent with the risk assessment being conducted by COFACE. It rates the different countries where Maurel & Prom and Seplat have operations as follows (cf. Table 9):

Table 9

Risk assessment conducted by COFACE16

	Country Assessment	Business Climate
Gabon	B	C
Tanzania	B	C
Nigeria	C	D

It should be noted that the discount rate on Seplat is consistent with the one the company used in 2014 (12%) to determine the useful value of its non-current assets17. The rates used are also close to rates that were used by BNP Paribas, Maurel & Prom’s advising bank, in its preparatory work on estimating the exchange ratio.

To conclude, the value of assets under exploration / development agreements are calculated by discounting, at the rate previously used, operational cash flows determined based on reserves reports, business plans of the companies, turnover and costs allocation over the lifespan of the concession.

[16]	Coface’s market analyses rate risks on a 7-level scale: A1, A2, A3, A4, B, C, D in ascending order of risk. Gabon and Tanzania are thus rated last but one, while Nigeria has the highest risk level.
[17]	Cf. MPI 2014 reference document, page 123.

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2.	Characteristics of Maurel & Prom’s DCF to Firm assessment

Maurel & Prom derives its revenue mainly from oil deposits that it develops in Gabon and from gas deposits in Tanzania. In Gabon, Maurel & Prom has three exploration licenses (Ezanga, Nyanga Mayombe and Kari) and seven exclusive development authorisations. Only Ezanga is in the production phase and Maurel & Prom has a development license valid until 2034 (with a renewal priority for 20 more years) and an 80% working interest. The remaining 20% went to the Republic of Gabon, which recently sold 7.5% to Tullow.

In Tanzania, Maurel & Prom develops the Mnazi Bay and Bigwa-Rufiji-Mafia deposits. Only the first deposits are in the production phase and Maurel & Prom has a 48% working interest there, with the remainder held by Wentworth Resources (32%) and TPDC (20%).

a.	Maurel & Prom’s Gabon assets (Ezanga license)

The DeGolyer and MacNaughton report mentions proven gross reserves of 177 Mbbl and probable gross reserves of 64 Mbbl, or 2P reserves of 241 Mbbl. P1 reserves represent 73% of Ezanga’s 2P reserves.

Based on information provided by the Company and its own calculations, the DeGolyer and MacNaughton report establishes a production profile for the 2015-2053 period. Based on that profile, and considering changes in oil prices, Maurel & Prom’s management came up with a revised development plan projecting the extraction of 75% of oil reserves before the license expires in 2034. In terms of production, the main difference with the profile established by DeGolyer and MacNaughton results in a two-year difference in the production plateau, estimated by management at about 33,000 bbl / day. Cumulative production over the 2015-2053 period is virtually identical. The company has also lowered its CAPEX forecasts for the period in relation to the figure established by the expert. Investment in a 3D seismic technology resulted in better understanding of the reservoir making it possible to improve water injection schedules so as to optimise its development, especially given the current context of oil prices.

The estimated sale price for the production straight out of the Ezanga pipeline managed by Total and opening up in Port-Gentil (so-called Rabbi Light oil), corresponds to the price of a barrel of brent, less a discount. Analysis of discount data between Rabbi Light and brent over the January 2013 - September 2015 period shows a significant increase in the latter since the recent collapse in the price of a barrel of oil. Year to year, the average discount is -5.8% of the price for a barrel of brent, whereas it was -1.2% over the previous 12 months. The discount used in 2015 for the modelling of Ezanga sale prices is thus $-2.75 per barrel sold, or -5.3% of the price of a barrel of brent, then it is assumed that it will return to normal with the increase in oil prices to $-1.5 per barrel sold in 2020. From that date, the discount changes with the level of inflation used (2%), in order to be maintained stable as a percentage of the price of a barrel of brent.

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Maurel & Prom’s revenue is calculated based on a working interest of 80% revenue from Ezanga after the payment of royalties. From this working interest, Maurel & Prom can recover some of the costs incurred18 by as a priority deducting up to 70% of the oil forming part of its working interest. The remaining 30% so-called profit oil is shared between Maurel & Prom and the State of Gabon depending on the daily production level per development license, expressed in thousands of barrels per day (kbopd). Management’s production projections per authorisation license lead us to retain an even split between Maurel & Prom and the State of Gabon.

Free cash flows are deducted from Maurel & Prom’s revenue (cost oil and share of profit oil) by subtracting various development expenditure (operating expenses, development investments), additional price to be paid to Rockover whose working interest was bought by Maurel & Prom and miscellaneous payments to the State of Gabon.

Projections for development on the Ezanga oil field show a free cash flow profile characterised by a hike at the beginning of the business plan, which will be ended by the increase in royalties and the depletion of the stock of recoverable costs. The drop in Maurel & Prom’s cost oil and a reduction in the production of the Ezanga field’s production then cut anticipated free cash flow generation from 2023.

Cash flow for 2015 was restated to factor in first half results. Maurel & Prom is evaluated to 30 June 2015 and the first cash flow factored in only covers the second half of 2015. Production and CAPEX adjusted by subtracting amounts arising from the publication of half-year results.

On 4 September 2015, Maurel & Prom received notice of a force majeure event affecting the pipeline managed by Total, leading to interruption in the delivery of oil. The operator took advantage of the situation to effect an overall consolidation of the pipeline, and production resumed gradually from 19 September 2015, reaching 21,000 bbl / day on 21 September 2015. Taking into account the force majeure event resulted in another restatement of the company’s expected production for the second half of 2015, based on quarter three 2015 production communicated to us by the company against the backdrop of the force majeure and quarter four production scenario communicated to banks when negotiating the loan agreement.

After factoring in all these effects, cumulative discounted cash flow upon the expiration of the license in 2034 accounts for 94% of Ezanga’s enterprise value calculated in the event that the license is extended.

[18]	Recoverable costs are detailed in the development contract and can be operating costs or investment expenditure. The accumulated costs were established before the business plan and is added annual costs. All the costs will be recovered every year up to the contractual cost stop

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Other elements for the valuation Maurel & Prom’s production in Gabon: new discoveries

In addition to these 2P reserves, recently oil deposits were discovered in the Mabounda and Niembi exploration wells located on the Ezanga licence. The company received production licenses in September 2015 and a development plan drawn up for a portion of the Mabounda reserves was incorporated in Ezanga’s DCF. The proportion of Mabounda not incorporated in the plan as well as that of Niembi were valued based on the valuation in $ per barrel of oil resulting from Ezanga’s DCF. With respect to undeveloped resources requiring huge investments, a 60% coefficient was assigned to Mabounda’s valuation and 40% to Niembi’s, the development of which has a lower maturity.

b.	Maurel & Prom’s Tanzania assets (Mnazi Bay)

Mnazi Bay’s gas reserves, as audited by RPS, are evaluated at 443 billion cubic feet (bcf), including 63% of P1 reserves. The production is intended for sale to two public operators, Mtwara and Madimba, at actual agreed prices of $5.49/mcf and $3.07/mcf. The prices are expected to increase with the United States industrial sector consumer price index, retained at a 2% level.

RPS established a production profile for 2015-2031 (when the license expires). Maurel & Prom’s management has not made any adjustments to the profile, except for 2015 to take into account the effective start of production in September.

The CAPEX profile used corresponds to the one RPS established. Planned 2015 CAPEX was adjusted to factor in the $17.5m development investments made in Tanzania in the first half of the year. The revenue of players involved in Mnazi Bay are composed of a cost gas (recovery of development and investment expenditure) up to 60% of their working interest and a share of profit gas. The projections retained also took into account the sharing of profit gas with TPDC depending on daily production.

Thus, revenue derived from the development of Mnazi Bay is shared between players’ cost gas and profit gas. The existence of accumulated exploration and development investments necessary for development and recoverable from subsequent years explain the size of cost gas at the start of the business plan, which reflects the annual production of recoverable costs in 2021.

Free cash flows from the development of Mnazi Bay are deducted from Maurel & Prom’s revenue by subtracting development expenditure, investments, abandonment cost paid to the State of Tanzania, tax on accumulated cash flows generated by the development of Mnazi Bay) as well as the additional price Maurel & Prom paid Artumas, the working interest of which it bought.

Changes in free cash flows are unequal over time, characterised by the generation of significant flows at the beginning of the business plan, driven by the combined effect of a high production level and accumulated cost gas to be recovered, then by a sharp drop of the latter in 2021, when accumulated cost gas is exhausted, a period that corresponds to a phase of cash flow generation supported by a more normalised sharing of Mnazi Bay’s turnover between Maurel & Prom and the other operators.

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In order to consider only the second half, production and CAPEX were adjusted by subtracting amounts arising from the publication of half-year results.

c.	Other Maurel & Prom assets

Caroil

Maurel & Prom has concentrated its drill operations in Caroil, its fully-owned subsidiary. Caroil owns eight rigs which enabled it to post a turnover of more than $100m in 2014. Caroil, which was created in 2003, sold in 2011, and taken over in 2013 by Maurel & Prom (fully-owned Maurel & Prom subsidiary since 23 December 2013) for €59.6m. The book value of €35.5m (or $39m) posted in Maurel & Prom’s books at 30/06/2015 after its €20m impairment in the first half is used as Caroil’s value. The impairment is linked to the non renewal of long-term drilling agreements between Caroil and some clients.

Saint Aubin Energie

Saint Aubin Energie, a joint venture with MPI created in 2013, a third of whose capital is owned by Maurel & Prom, carries out prospecting operations in Canada and Myanmar. Securities held by Maurel & Prom are accounted for by the equity method and valued at €6.3m at 30/06/2015. In addition, Maurel & Prom made available a €25.9m current account to Saint Aubin Energie. As part of the valuation made, Saint Aubin Energie has been recognised at the total value of Maurel & Prom’s investment in the subsidiary, given the non operational character of the activity at the moment.

Overheads

Besides the above-mentioned developments and subsidiaries, overheads should be taken into account. They are recognised in the amount of €10.1m in the 2014 annual report and €4.4m in the half-year report at 30 June 2015 (or €8.8m in annual extrapolation). An average annual amount between these two figures is considered in the modelling.

d.	Adjustments for the switch from enterprise value to equity value and number of securities held.

Accounts for the six months to 30/06/2015 post the following information in Maurel & Prom’s balance sheets making it possible to deduct the value of its equity from its enterprise value.

•	Its cash balance stands at €108.4m;

•	Its debt comprises:

•	€6.8m in bank loans;

•	€2.6m in debts on finance lease;

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•	Two ORNANE bond issues maturing in 2019 and 2021 and one OCEANE bond issue all recognised in the balance sheet at €236m, €99.1m and €8.9m respectively. Since the unit exercise values of these instruments (respectively €17.26, €11.02 and €13.605) are far from the market price for the Maurel & Prom share, they are treated as debt.

•	Other loans and debts (revolving credit facility, Crédit Suisse loan) amounting to €392.5m;

•	Non-current provisions corresponding to employee benefit obligations (€1m) and other provisions (€17m) also appear in Maurel & Prom balance sheet;

•	Share warrants maturing on 31 December 2015, at the exercise price of €14.2 are also present. Their current market value is very low (€0.2m), due to their very short maturity and their very “out of the money” position.

The number of shares retained stand at 115,995,840 (i.e. 121,562,094 shares issues at 30 June 2015 + 56,840 free shares less 5,623,094 treasury shares). Given the very out-of-the-money character of dilutive instruments19, this figure has been considered in calculating the Maurel & Prom’s price per share.

3.	Characteristics of MPI’s DCF to Firm assessment

a.	MPI’s stake in Seplat

Seplat’s asset value

Seplat has 6 development licenses, five oil mining leases (OMLs) numbered 4, 38, 41, 53, 55 and an oil prospecting licence (OPL) 283, as well as contingent oil and gas resources. OMLs 4, 38 & 41 are in the development phase and their evaluation requires that a DCF be made, while the last two, the acquisition of which was finalised in February 2015, are recognised at their acquisition cost of $391m. This is a rather optimistic assumption considering the decline in values as a result of the fall in oil prices.

The determination of the price of the oil produced by Seplat resulted in the recognition of a $1 premium in relation to the price of brent in 2015, in accordance with the recommendations of DeGolyer and MacNaughton. The premium changes with inflation over the duration of the business plan. The price of gas is the subject of an agreement that provides for the supply of gas to two Nigerian factories at prices differentiated according to the level of production.

[19]	ORNANE’s are treated as debt. As already said, share warrants are recognised at their market value.

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OML 4, 38 & 41

The 2P gas and oil reserves of OMLs 4, 38 and 41 as audited by DeGolyer and MacNaughton stand at 1,660 bcf of gas, including 40% of P1 reserves, and 287 mmbl of oil, including 57% of P1 reserves. Since the independent oil expert’s report was published, Seplat’s management has adjusted the production profile of OMLs 4, 38 and 41, resulting in adjustments of +17% and +8% for 2P oil and gas reserves.

Management’s anticipated production profile provides for a sharp increase in the production of liquids and gas over the first years of development (maximum reached in 2017 for liquids and 2018 for gas), followed by a significant fall of the latter up until 2050.

Seplat announced a production target ranging from 32 to 36kboe/d (in WI) throughout 2015. Results published for the first half confirmed the possibility of hitting this target, with a production of 32.5 kboe/d, including 29.2 kboe/d for OMLs 4, 38 and 41.

The application of Seplat’s 45% working interest to these price and production expectations and the subtraction of a quota of loss on liquid production estimated at 10%, makes possible the deduction of Seplat’s revenue profile.

Once more, 2015 production and CAPEX were adjusted in order to only factor in the share allocated in the second half of the year, on the assumption that Seplat’s 2015 production is in the middle of the announced target range. The subtraction of royalties from Seplat’s revenue as well as the subtraction of development expenditure, investments as well as various taxes paid in Nigeria make it possible to arrive at free cash flow expectations. A strong increase in free cash flows is expected until 2019, except for 2017 that will be marked by the activation of various taxes payable in Nigeria of which Seplat is exempted before that year because of its pioneer status. The renewal of the status, which was granted for the 2013 to 2015 period, is ongoing for financials 2016 and 2017 and is a central renewal scenario for financial 2016 is retained.

While development is contractually possible after 2034 (assuming that the development license is renewed), the scenario retained is the discontinuation of the latter because of the generation of negative free cash flows after 2034.

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Contingent resources

OMLs 4, 38 & 41 also have 2C contingent resources, i.e., resources that have yet to obtain a marketing authorisation, evaluated by DeGolyer and MacNaughton at 195 bcf of gas and 139 mmbl of oil. The resources and CAPEX allocated them by the independent expert were added to the production profile and to the expenses of OMLs 4, 38 & 41 by applying them a 60% coefficient.

OPL 283

OPL 283 has 2P gas reserves evaluated by DeGolyer and MacNaughton at 200 bcf, including 44% of P1 reserves, and 23 mmbl oil reserves, including 38% of P1 reserves, after adjustment linked to production over the first six months of the year. Management made no adjustment to the production profile. Seplat’s working interest is 40% on this development and the level of royalties is 2.5% on liquids and 7% on gas. The valuation model is similar to the one used for OMLs 4, 38 & 41.

NPDC receivables

At 30 June 2015, Seplat had accumulated 504 million dollars in Nigerian Petroleum Development Company receivables (NPDC receivables), which is cooperating on the company’s different licenses. On 14 July 2015, Seplat signed an agreement with NPDC on the recovery of part of the outstanding amounts, through a mechanism making it possible for revenue from the sale of gas falling to NPDC to be allocated to Seplat. In the central modelling assumption a risk factor estimated at 50%, given that the agreement was signed very recently and NPDC’s financial difficulties, was recognised.

Adjustments for the switch from enterprise value to Seplat’s equity value

At 30 June 2015, Seplat’s balance sheet mentioned the existence of

•	debt amounting to $997m ($835m in the long term and $161m in the short term);

•	a cash balance of $109.62m;

•	minorities interests amounting to $9.218m;

•	contingent debts amounting to $29.198m corresponding to the fair value of additional prices to be paid for the acquisition of OPL 283 and OMLs 53 and 55;

•	loans granted by Seplat to the shareholders of Belemaoil (a holding that owns 40% of OML 55) during the acquisition of OML 55 amounting to $80m; and

•	the sum of $368m placed at the disposal of its subsidiary Newton Energy Limited in order to make an investment.

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b.	Holding discount

MPI is a hydrocarbons exploration and production holding company. Unlike Maurel & Prom, MPI neither controls, manages nor operates its main industrial asset, Seplat, in which it has only a 21.76% stake. As such, the issue arises with respect to applying a holding discount to the intrinsic valuation of MPI (excluding cash), a valuation used as a benchmark in analysing the fairness of the proposed exchange. Holding discounts cover several elements: absence of control of the interest held when such interest is not a majority one, and as such the lack of significant influence over the partially-owned company, thereby generating possible agency costs, impossibility of a financial resources sharing policy (since the holding company has no access to the operational cash generated by a company in which it owns a stake), fiscal rubbings, management fees, risk on the liquidity of the asset held.

In the case in point, even after a merger between Maurel & Prom and MPI, these discount elements will remain topical. Several approaches can be used to understand the discount:

•	The historical approach (by observing the compared prices of Seplat and MPI);

•	Analogical approach by comparison with listed holding companies;

•	The coverage approach by establishing a put-option.

The calculations presented here seek to understand the discount in the value of assets owned, i.e., the value of MPI’s stake in Seplat, on the understanding that the discount only applies to assets, and will not affect the value of MPI’s net cash flow in calculating the adjustment of the shift from the enterprise value to MPI’s equity value.

Historical approach.

Since Seplat has only been listed on the stock exchange since April 2014, prices were not observed over a long period. However, calculations that compare a 21.76% transparency value for Seplat adjusted for the other MPI’s assets (mainly Saint Aubin Energie, Cardinal and MPI’s net cash flow) highlight a high discount between this Seplat transparency value and Seplat’s 21.76% market value. On average, between April 2014 and June 2015, the discount is -50%, and was constantly beyond -15%. The calculations were stopped in late June 2015 because the apparent discount after that date was beyond -80%, or even close to -100% on certain dates in August 2015, which means the market assigned MPI’s stake in Seplat a virtually zero value (in other words, that MPI’s market capitalisation was barely higher than the amount of its net cash flow). This is an exceptional situation, and can probably be explained in part by the security situation in Nigeria and especially low oil prices.

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Figure 5

Discount between Seplat’s 21.76% market value and its value by transparency in MPI, since

Seplat’s listing on the stock exchange20

Analogical approach by comparison with listed holding companies;

Estimates of the discount level to be applied were apprehended by observing the various discount levels of listed holding companies monitored by Associés en Finance. The calculation presented here takes into consideration the theoretical valuation in Trival of the stakes of the various holdings, after restating the calculations to factor in the debts of the various holdings. Accordingly, since the start of the year, the average holding discounts observed is -12% (from a sample of five values: Eurazeo, Wendel, FFP, GBL and Exor), an average that is similar to the one observed over the past three years. It should be noted that the discount observed is higher (-17%) on the assets of GBL, which, like MPI, has no operation control over the interests it holds.

[20]	Seplat’s 21.76% value by transparency in MPI is calculated as the difference between MPI’s market capitalisation on a given date and the value of its other assets (mainly the amount of MPI’s net cash flow and the SAE and Cardinal assets).

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Figure 6

Average holding discount observed in the Trival over the past three years

The discount approach through coverage by establishing a put-option.

Another way to understand discount is to establish the fact that the sale of MPI’s stake in Seplat could lead to an inflow of Seplat securities that the market may not be able to absorb without an impact on the price. As a matter of fact, the calculations on the liquidity of the Seplat security (cf. page 40) show that based on transactions on this share, it is impossible to negotiate more than €0.4m per day without making the price to lose more than 1% (a notion assumed further down in the document under the title “absorbable amounts”). Under such conditions, unless pressure is exerted on the price, the time necessary for MPI to sell its 21.76% stake in Seplat would be 1.28 years.

This is apprehended by the establishment of a theoretical put-option based on the price of Seplat the maturity of which would be equal to this time, there be providing guarantee against a share price drop.

Based on a price of £7.125 per Seplat share at 27 August 2015 (price used as the put-option exercise price), a zero risk-free rate (with current one- or two-year rates being close to zero) and a 46% Seplat annualised volatility since the start of its listing, the put-option value thus calculated using the Black Scholes method stands at £1.459, or 20% of the value of the Seplat share.

The various analyses highlight a spectre of discounts: -12% by reference to holding companies monitored by in Trival, -20% according to the put-option hedging method, and -50% on average by comparison between MPI’s market value and Seplat’s (in a -15% to -80% range). The ratios considered are thus calculated with a range that is sensitive to this parameter by retaining a central value of -15%

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(and a discount range varying between 0% and -30%). We are not directly considering the highest ranges arising from the above calculation, which in part are already reflected by the calculation of the implicit ratio derived from listed prices.

In return for the inclusion of a -15% median holding discount and unlike the calculations on Maurel & Prom, overheads are not deducted from MPI’s asset value because the existence of a holding discount with respect to underlying assets is in part linked to the existence of such overheads which thus should not be recorded twice. For reference, capitalising MPI’s overheads would mean reducing the value of company’s asset value by an amount equivalent to a 7% discount.

c.	Other MPI assets

Cardinal

Maurel & Prom invested in Nigerian drilling company Cardinal purchasing 40 % of the company’s capital for 6 million euros in September 2013. The losses recorded since then by Cardinal have completely wiped out its value in MPI’s balance sheet at 30 June 2015. Consequently, a zero value has been recognised for Cardinal.

Saint Aubin Energie

MPI has a 2/3 stake in Saint-Aubin Energie that does not belong to Maurel & Prom. As with Maurel & Prom, Saint Aubin Energie is recognised at the total value of MPI’s investment in the asset.

d.	Adjustments for the switch from enterprise value to MPI’s equity value and number of shares considered for MPI

MPI’s consolidated accounts at 30 June 2015 post a net cash flow of €222.3m and non-current provisions of €153k.

The number of shares retained in the valuation is 110,774,323 (i.e., 115,336,534 shares issued at 30 June 2005 + 75,000 performance shares less 4,569,711 treasury shares).

4.	Calculation of the ratio in a central assumption and sensitivity of the ratio

The work on valuation using the DCF to Firm method presented above result in a central ratio of 1.5 MPI shares for one Maurel & Prom share.

Associés en Finance carried out sensitivity work on several parameters including anticipated oil price, holding discount level, level of euro to dollar parity (given that two company’s borrowings and cash denominated in foreign currency are different, as are their assets), percentage of recovery of NPDC receivables by Seplat. Equally added is sensitivity to a change in the value of OMLs 53 and 55 acquired by Seplat at the beginning of the year, and recognised in the valuation at their acquisition value, while the drop in the price of oil since then could result in a drop in the valuation (simulated here at -20%).

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The level of exchange parity between both companies is primarily sensitive to barrel pricing assumptions, given the differences in assets previously described, as shown in Figure 7.

Figure 7

Implied exchange parity from valuation by DCF to firm and sensitivities

B.	Discounted future cash flow method – DCF to Equity

Valuation by DCF to Equity allows shareholder equity values for Maurel & Prom and MPI to be determined directly from cash flows available to shareholders, based on FCF to the firm. The advantage here is being able to directly measure the effect that the difference in financial structures between the Maurel & Prom and the MPI groups has on flows available to shareholders, the former being indebted and the latter cash-positive.

1.	Features of DCF to Equity valuation of Maurel & Prom

The FCF available to shareholders is calculated from the sum of the FCF to the Firm in Gabon and in Tanzania, general and administrative expenses related to the head office, and the interest on net debt after tax benefits. In the short term, it is assumed no flows are allocated to shareholders. From 2020, flows available to shareholders will be set subject to a target leverage for the company, in line with the method that Associés en Finance uses in TRIVAL®. This target leverage is set at 20%. The shareholder flows determined are discounted at Maurel & Prom shareholder equity cost. This is established based on the economic risk and the sectoral beta used to calculate

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capital cost, plus a financial risk of 4, measured on a scale of 1 to 5.21 This financial risk is determined in line with the target leverage mentioned earlier. This financial risk score is also in line with Egan-Jones’ indebtedness rating of Maurel & Prom. Table details the calculation of the cost of Maurel & Prom shareholder equity.

Table 10

Calculation of cost of Maurel & Prom shareholder equity

	Relative risk ratio (1)	Risk premium (2)	Illiquidity coefficient (3)	Illiquidity premium (4)	Original intercept (5)	Cost of equity (1)*(2)+(3)*(4)+(5)
Maurel & Prom	1.65	6.24	1.31	1.72	-0.92	11.62

2.	Features of DCF to Equity valuation of MPI

In the absence of any significant assets fully consolidated by MPI, the MPI modelling using DCF to Equity corresponds to a proportional approach to the company, reflecting a theoretical economic view of MPI’s business. The FCF available to shareholders is calculated based on the sum of FCF to the Firm generated by OMLs 4, 38 & 41 (including their associated resources and the recovery of NPDC debts) and by OPL 283, where the percentage MPI holding in Seplat (21.78%) is applied, less general and administrative expenses, plus the return on MPI’s proportional net cash after tax. MPI proportional net cash is calculated based on MPI’s net cash, less the percentage of MPI’s indirect holding in Seplat net debt. For the first five years, a rate of distribution to shareholders is determined in order to reflect company policy. From 2020, flows available to shareholders will be set subject to a target leverage for the company, in accordance with the methods used by Associés en Finance in its TRIVAL® valuation model. This target leverage is set at 0%. The shareholder flows determined are discounted at MPI shareholder equity cost. This is established based on the economic risk and the sectoral beta used to calculate capital cost, plus a financial risk of 2, measured on a scale of 1 to 5, again in line with the company’s financial structure and the size of its assets.

Table 11

Calculation of cost of MPI shareholder equity

	Relative risk ratio (1)	Risk premium (2)	Illiquidity coefficient (3)	Illiquidity premium (4)	Original intercept (5)	Cost of equity (1)*(2)+(3)*(4)+(5)
MPI	1.44	6.24	1.54	1.72	-0.92	10.71

[21]	This financial risk resembles a rating from a credit rating agency. It is calculated based on classic ratios for measuring company financial structure (hedging of financial costs by operating income, number of years’ worth of cash in debt, ratio of financial debt to market capitalisation, size and turnover of assets). The calculation is automatic based on flows forecasted for the companies.

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3.	Calculation of exchange parity using DCF to equity

Valuations using the DCF to Equity method shown above deliver a middle parity of 1.5 between the Maurel & Prom share value and that of MPI, in line with the previous approach using DCF to firm. In this model, no holding discount is taken into consideration.

Associés en Finance also conducted sensitivity testing on exchange parity derived from applying this DCF to equity model. The results22 lie in the range of exchange parities shown for the DCF to firm model. (Figure 8).

Figure 8

Implied parity from various valuations and sensitivities

[22]	The implied exchange parities from this model are a little less sensitive than those shown for the DCF to Firm model. In particular, the exchange parity shows little sensitivity in this case to the euro dollar exchange rates adopted.

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C.	Method for analysing exchange parity by share price

MPI and Maurel & Prom are listed on the Paris stock exchange (since the end of 2011 in MPI’s case). The companies have encountered different experiences on the stock exchange.

1.	Price change

Since summer 2014, the Maurel & Prom share price has been continually falling as has the price of oil. At the time the merger was announced, on 27 August, the share price stood at €4.69, as shown in Figure 9. At the end of September 2015, Maurel & Prom shares reached an historic low of €3.31. On 12 October 2015, the Maurel & Prom share price stood at €4.23.

Figure 9

Change in Maurel & Prom price and daily transaction volumes since end of 201123

The MPI stock has been rising since summer 2012, after it was announced that the ECB was resolved to guarantee monetary cohesion in the eurozone, and then to support business in the eurozone. When Seplat was listed, the MPI price soared in March 2014 and reached its maximum price level of €5 on 28 March 2014. Since November 2014, the price fell back below €4 and has not regained this level in the interim. On 12 October 2015, the MPI price stood at €2.67.

[23]	Source: Bloomberg

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Figure 10

Change in MPI price and daily transaction volumes since end 201124

2.	Price sensitivity

As illustrated by Figure 37, the Maurel & Prom share price correlates strongly with the oil price, which fell from an average price of €99 over the course of 2014 to an average price of €55.2 since the beginning of the year (as at 30 September 2015) (based here on Brent barrel price). MPI is exposed to change in oil prices through its interest in Seplat, but is far less sensitive than Maurel & Prom, given the makeup of Seplat’s assets on the one hand and on the other, primarily due to its positive net cash situation.

Figure 3

Change in Maurel & Prom, MPI and Brent price since end 2011, in base 100 25

[24]	Source: Bloomberg
[25]	Source: Bloomberg

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Seplat, MPI’s main interest, is listed on the London and the Lagos stock exchanges since 14 April 2014. Since it was listed, the Seplat share has lost over 65% of its value, as shown in Figure 12. Currently, its stock market price is lower than its capital at book value. Seplat’s market capitalisation went from €1,409 million to €561 million between its listing and the end of August 2015 compared with shareholder equity holding steady at €1,263 million (1.11 US dollars per euro), at the end of June 2015. Figure 13 represents the change in SEPLAT and rebased MPI prices for one year. Both stocks underperformed over the period, but MPI is holding up better than Seplat, which is more indebted and exposed to oil prices.

Figure 42

Change in Seplat price since listing in April 201426

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Figure 13

Change in rebased Seplat and MPI prices over one year 27

3.	Share liquidity

Maurel & Prom is a member of the SBF 120 index, and MPI belongs to the SBF 250 index. Table and Table show the volume of shares traded for Maurel & Prom and MPI respectively. The daily volumes of Maurel & Prom shares traded represent 0.38% of average capital over one year (0.57% of float). Daily volumes are three times higher on average for Maurel & Prom shares than for MPI shares.

Table 12

Volumes of Maurel & Prom shares traded28

Date	Weighted average price (€)	Market capitalisation (€m)		Average of shares traded / day (‘000)	/ total shares (%)	/ total float (%)	Cumulative shares traded (‘000)	/ total shares (%)	/ total float (%)	Cumulative shares traded in euros (‘000)
27/08/15	4,59	557		909	0,75%	1,12%	909	0,75%	1,12%	4 169
Last month	5,09	619		714	0,59%	0,88%	16 427	13,51%	20,20%	81 623
Last 3 months	6,16	749		509	0,42%	0,63%	33 621	27,66%	41,34%	197 634
Last 6 months	6,90	839		521	0,43%	0,64%	65 642	54,00%	80,72%	442 501
Last 12 months	7,92	963		465	0,38%	0,57%	118 463	97,45%	145,67%	884 399
Last 24 months	9,94	1208		357	0,29%	0,44%	182 082	149,79%	223,89%	1 646 047

Higher 12 months	11,91	€1 447,3 M	€
Lower 12 months	4,31	€524,5 M	€

[27]	Source: Bloomberg
[28]	Source: Bloomberg

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Table 13

Volumes of MPI shares traded29

Date	Weighted average price (€)	Market capitalisation (€m)	Average of shares traded / day (‘000)	/ total shares (%)	/ total float (%)	Cumulative shares traded (‘000)	/ total shares (%)	/ total float (%)	Cumulative shares traded in euros (‘000)
27/08/15	2,45	283	289	0,25%	0,37%	289	0,25%	0,37%	708
Last month	2,47	285	139	0,12%	0,18%	3 206	2,78%	4,15%	7 832
Last 3 months	2,73	315	136	0,12%	0,18%	8 952	7,76%	11,59%	24 369
Last 6 months	3,05	352	164	0,14%	0,21%	20 631	17,89%	26,70%	64 420
Last 12 months	3,19	368	172	0,15%	0,22%	43 969	38,12%	56,90%	139 865
Last 24 months	3,42	394	247	0,21%	0,32%	126 175	109,40%	163,28%	449 750

Higher 12 months	4,30	496
Lower 12 months	2,29	264

Erreur ! Source du renvoi introuvable. shows the absorbable amounts for MPI and Maurel & Prom and the illiquidity coefficients for both these shares calculated according to the principles of Associés en Finance’s TRIVAL® model30, compared with other companies in the oil and oil-related sector. The TRIVAL sample covers companies of various sizes, and specifically includes most of the largest companies listed in the eurozone and on western stock markets, which explains why both Maurel & Prom and MPI shares show lower liquidity than the average for the sample tracked31. However, they do appear more liquid than many of the companies tracked in TRIVAL (for information, illiquidity coefficients in TRIVAL ranged from 0.57 for Apple to 2.42 for the Groupe Flo international restaurant chain, whose float stood at €27.1 million on 27 August). On this basis, the liquidity of Maurel & Prom and MPI shares on the stock market is correct, and their prices are therefore relevant for analysing the proposed merger exchange parity.

Table 14

Absorbable amounts for MPI, Maurel & Prom and Seplat compared with other companies in the same sector32

	Transactions in €m	Absorbable amount (€m)	Float in €m	Illiquidity coefficient
MPI	0.3	0.1	173	1.54
Bourbon	0.8	0.2	409	1.27
Maurel & Prom	3.1	0.9	353	1.31
SEPLAT	0.3	0.4	103	1.59
CGG	11	2.3	582	1.13
OMV	10.3	4.2	3237	0.94
Statoil	67.1	20.5	12696	0.81
Total	298.4	125	89065	0.68

[29]	Source: Bloomberg
[30]	Details on the calculation of illiquidity coefficients in TRIVAL are shown in Appendix C. The data shown here is for the end of August 2015.
[31]	This translates to an illiquidity coefficient above 1. The largest companies have a illiquidity coefficient below 1; Total, for instance, has a coefficient of 0.68.
[32]	Source: Bloomberg and calculations performed by Associés en Finance on 31 August 2015

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4.	Analysis of price parity between MPI and Maurel & Prom

Since MPI was listed, parity has been changing in its favour, as a result of the respective change in both companies’ prices and their different sensitivity to oil price. It has changed from 6.2x on average over 2012 to 2.3x on average over 2015 (Figure 14), before the extraordinary dividend to be paid to MPI shareholders in the context of a proposed merger.

Figure 14

Yearly averages for implied parities between both shares since MPI’s listing

Figure 15 shows the change in implied parities from MPI and Maurel & Prom prices over the last 12 months as at 27 August 2015, but factoring in the effect of MPI paying an extraordinary dividend of €0.45, planned as part of the proposed merger. Following the announcement of the proposed merger on 27 August 2015, after close of trading, implied parity aligned with the announcements made at that time, ranging between 1.8 and 2 and averaging 1.98.

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Figure 5

Implied and average parities between MPI and Maurel & Prom prices over 1 month, 3 months and 1 year (adjusted for MPI extraordinary dividend of €0.45)33

The Table and

Table compare the premium offered to MPI shareholders based on both stock prices calculated over different periods. The first reflects the premium arising from the initial announcement of an exchange parity of 2 MPI (post dividend) shares for 1 Maurel & Prom share, whereas the second highlights the premium compared with the revised exchange parity of 1.75 MPI (post dividend) shares per Maurel & Prom share. In both cases, calculations closed on 27 August 2015, prior to the concentration of both groups being announced, as both stock prices were then linked by virtue of the proposed merger.

Table 15

Premium offered by initial exchange parity compared with implied premium calculated over different periods34

on 27 August 2015	M&P [1]	MPI after exceptional dividend payment I [2]	Ratio after payment of a 0.€0.45 dividend by MPI [3]	Exchange value of M&P shares conrresponding to the exchange ratio [4]=[1]*0.5	Premium/ discount offered MPI shareholders [5]=[4]/[2)-1
Volume-weighted average price	4.59	2.00	2.3x	2.29	14%
1-month average	5.09	2.02	2.5x	2.54	26%
3-month average	6.16	2.28	2.7x	3.08	35%
6-month average	6.90	2.60	2.7x	3.45	33%
1-year average	7.92	2.74	2.9x	3.96	45%

[33]	Source: Bloomberg
[34]	Source: Bloomberg

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Table 16

Premium offered by revised exchange parity compared with implied premium calculated over different periods35

on 27 August 2015	M&P [1]	MPI after exceptional dividend payment I [2]	Ratio after payment of a 0.€0.45 dividend by MPI [3]	Exchange value of M&P shares conrresponding to the exchange ratio [4] =[1]*0.571	Premium/discount offered MPI shareholders [5]=[4]/[2)-1
Volume-weighted average price	4 59	2.00	2.3x	2.62	31%
1-month average	5.09	2.02	2.5x	2.91	44%
3-month average	6.16	2.28	2.7x	3.52	54%
6-month average	6.90	2.60	2.7x	3.94	52%
1-year average	7.92	274	2.9x	4.53	65%

The revised exchange parity of 1.75 thus indicates a premium of 31% compared with share prices quoted just before the operation was announced (implied parity as quoted amounting to 2.3 MPI shares per Maurel & Prom share as at 27 August). The premium amounts to +44% and +54% over 1-month and 3-month average prices respectively. Lastly, over a longer period, this premium increases, rising to 65% over a one year average price.

Another approach based indirectly on prices is shown below: this consists of assessing MPI’s market value based on the market value of its interest in Seplat. As shown earlier, MPI could not directly sell its interest in Seplat on the market directly without incurring a discount (linked to downward pressure on Seplat securities that would entail selling them). This discount is evaluated here using the put method previously described, which consists of implementing hedging on the value of Seplat recorded at a given time, for as long as theoretically necessary to sell the securities on the market. The discount resulting from this calculation is estimated at 20%.

Table 17

Implied premium from revised exchange parity calculated over different periods, taking into account transparent Seplat value discounted for put36

on 27 August 2015	Map [1]	MPI after exceptional dividend payment, with Seplat’s value discounted in relation to the put-option [2]	Ratio after payment of a 0.€0.45 dividend by MPI [3]	Exchange value of M&P shares corresponding to the exchange ratio [4]=[1]*0.571	Premium/discount offered MPI shareholders [5]=[4]/[2)-1
Volume-weighted average price	4.59	2.69	1.7x	2.62	-2%
1-month average	5.09	2.95	1.7x	2.91	-1%
3-month average	6.16	3.14	1.9x	3.52	12%
6-month average	6.90	3.36	2.0x	3.94	17%
1-year average	7.92	3.52	2.2x	453	29%

The transparent value of 21.76% for Seplat, discounted by 20% (corresponding to purchasing the put) and adjusted by the other MPI asset items (mainly Saint-Aubin Energie, Cardinal, and MPI’s net cash), shows a slight discount at the time when the operation was announced adopting an exchange parity of 1.75x. In this calculation, the revised exchange parity of 1.75x shows a premium of 12% and 29% on the calculations based on data on average prices between 3 months and one year.

[35]	Source: Bloomberg
[36]	Source: Bloomberg

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VII.	Conclusion

The proposed merger requires confirmation by the French Financial Markets Authority (Autorité des Marchés Financiers – AMF) that the merger will not legally oblige Pacifico to file a compulsory buyout offer for both Maurel & Prom and MPI shares pursuant to Article 236-6 of the AMF General Regulations.

The proposed merger operation is occurring at a particular juncture in the markets, characterised by an especially low oil price, and in circumstances where all commodity markets are impacted by the slowdown of growth in China and the emerging countries. Oil prices are currently at levels equivalent to the barrel price encountered at the end of 2008 and early 2009, at the height of the financial and economic crisis.

As both Maurel & Prom and MPI are variously sensitive to this parameter, any change up or down in oil price has a significant impact on valuation, reflected in fluctuations in the comparison of both share prices. Any rise in oil price prompts an increase in the valuation of Maurel & Prom compared with that of MPI, while any drop in oil price prompts a reduction. From this standpoint, the proposed merger is not happening at a favourable juncture for Maurel & Prom shareholders.

In this particularly volatile setting and with oil prices at a low, the parities derived from discounted forecast cash flow are themselves volatile and extremely sensitive to assumptions made regarding this parameter. This explains why the valuation work undertaken shows a wide range of parities within results based on discounted forecast cash flow (net asset value revalued according to operational outlook for the various assets). On the basis of forward curves on the average oil price for the last three months, implied exchange parity comes in as a middle value of 1.5, within a range of 1.2 to 1.9 MPI shares per Maurel & Prom share under various barrel oil pricing assumptions.

The method of discounted forecast cash flow available to shareholders (DCF to equity), which provides a clearer view of the influence of both companies’ financial structures on merger exchange parity, supports this middle parity of 1.5 MPI shares per Maurel & Prom share.

Given that both securities have satisfactory liquidity on the stock market, albeit more so Maurel & Prom than MPI, the listed prices do represent a valuation benchmark for assessing the proposed exchange parity. The implied parity from comparing the listed prices for Maurel & Prom and for MPI comes in at between 2.3 MPI shares per Maurel & Prom share (weighted average price at 27 August 2015) and 2.8 MPI shares per Maurel & Prom share (weighted average price over 1 year).

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Figure 16 summarises the parities identified from work conducted by Associés en Finance.

Figure 16

Summary of parity from work conducted by Associés en Finance

The merger will offer MPI’s current shareholders increased liquidity and allow them to invest in a junior oil concern that is geographically more diversified and operates some oil fields directly.

The initial exchange parity set at 2 MPI shares (post dividend of €0.45) per Maurel & Prom share was revised to 1.75 MPI shares after taking the latest market data and specific events affecting Maurel & Prom into consideration. This lies within the range of implied parities described above (1.5 as middle value using the DCF methods, 2.3 on the basis of the latest listed prices prior to the announcement), and specifically falls within the range given by discounted forecast cash flow methods.

Our valuation work and all the above considerations lead us to conclude that the proposed merger exchange parity of 1.75 MPI shares per Maurel & Prom share is fair.

Bertrand Jacquillat	Arnaud Jacquillat	Catherine Meyer

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Appendix A: Presentation of the expert

Associés en Finance and Détroyat Associés announced their merger in December 201437. Associés en Finance, which was founded in 1979, specialises in financial analysis and valuation. Its co-founder Bertrand Jacquillat participated in the development of various financial valuation and calculation techniques that are now used throughout the financial community. Détroyat Associés, which was founded in 1968 by Jean-Michel Détroyat, was one of the first independent financial analysis and consulting firms in France.

The merger between the two companies created France’s only independent valuation and consulting firm specialising in finance, with a reputation for in-depth knowledge of the financial markets, expertise in financial modelling and high quality standards. The new entity is staffed by a team of around 25, making it one of the biggest and most qualified firms on the Paris market.

One of the assets of Associés en Finance lies in its Trival® valuation model, which monitors more than 500 listed companies and can be used to estimate market premiums, risk premiums and liquidity premiums and to calculate the cost of financing resources for the market as a whole as well as for individual companies. The market premiums calculated by Trival® are a reference for many valuation and consulting experts outside Associés en Finance. The model is also a powerful analysis tool that can be used to value unlisted assets or companies. Associés en Finance monitors numerous groups of companies from the energy sector via its valuation model, as a result of which it has developed unique knowledge of this industry as opposed to other independent consulting firms.

Before and after their merger, Associés en Finance and Détroyat Associés carried out numerous consulting assignments and acted as independent expert on multiple transactions, issuing more than 200 fairness opinions. Associés en Finance/Détroyat Associés have recently acted as independent experts for the following transactions involving shares listed on a regulated market over the last twelve months:

Date	Target	Initiating company	Presenting bank(s)	Type of offer
July 2015	Serma	Financière Ampère Galilée	Invest Securities	OPAS (simplified public offer)
June 2015	Société d’Edition de Canal+	Vivendi	CM-CIC Sec./Credit Agricole CIB	OPA (public offer)
November 2014	Nexeya	Nexeya Invest	Natixis	OPR-RO (repurchase offer followed by a mandatory repurchase offer)
October 2014	Cameleon Software	Pros Holdings	Bryan Garnier & Co	OPAS (simplified public offer)
September 2014	Club Mediterranée	Global Resort	Lazard Frères/Unicredit Bank AG	OPA (public offer)
September 2014	Orosdi	CEREP Investment France	Oddo Corporate Finance	OPR (repurchase offer)
September 2014	Alphamos	DMS	Rochefort & Associés	capital increase
July 2014	Carrefour Property Developpement	CRPF 13	Natixis	OPR (repurchase offer)

Associés en Finance is not a member of either of the professional associations authorised by the AMF pursuant to article 263-1 of the AMF General Regulations. The expertise and experience of Associés en Finance in the field of financial analysis and valuation and the internal procedures it has implemented stand as a guarantee of its exacting and independent quality control, a prerequisite for this type of work.

Remuneration

The fixed fee (not conditional upon the outcome of the planned merger) for the assignment is EUR 180,000 before tax.

[37]	Associés en Finance and Détroyat Associés merged at the end of 2014 to form Associés en Finance, Jacquillat et Détroyat Associés. The company trades under the name Associés en Finance.

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Appendix B: Details on conducting the assignment

The schedule of work covered the following areas:

•	Analysis of annual reports and half-year reports for Maurel & Prom, MPI and Seplat and presentation material from the various entities;

•	Analysis of broker scores (on Seplat, MPI and Maurel & Prom);

•	Study of assessments conducted by BNP Paribas, Maurel & Prom’s advisory bank;

•	Study of report on oil costs as at 31 December 2014 for the Ezanga permit;

•	Study of the exploration and production-sharing contract between the State of Gabon and Maurel & Prom Gabon;

•	Study of Tanzania production contract;

•	Study of the DeGolyer and MacNaughton report on Maurel & Prom reserves in Gabon;

•	Study of the DeGolyer and MacNaughton report on Seplat reserves in Nigeria;

•	Study of the RPS Energy report on Maurel & Prom reserves in Tanzania;

•	Analysis of Maurel & Prom revised business plan;

•	Analysis of Seplat revised business plan;

•	Analysis of Maurel & Prom’s 2014 and current year budgets for Ezanga and relevant discussions with management;

•	Study of a market study on the gas market in Tanzania (Challenge Energy/DLA Piper);

•	Analysis of Mnazi Bay recovery costs;

•	Study of summary sheet on stock-tank oil initially in place (STOOIP) & estimated Niembi field reserves;

•	Study of crude supply plan to SOGARA – 2015;

•	Study of presentation on Maurel & Prom business in Gabon;

•	Analysis of Caroil business plan;

•	Study of price differential between Brent and Rabi light between January 2013 and September 2015;

•	Analysis of covenants in Maurel & Prom credit facilities;

•	Analysis of correspondence regarding the approval of amendments to the covenants for Maurel & Prom’s Revolving Credit Facility (RCF);

•	Study of MPI minority interests or meetings with same;

•	Study of transactions on MPI, Maurel & Prom and Seplat securities;

•	Study of potential dilutive instruments;

•	Company assessment using a multi-criteria approach;

•	Meetings with the management of Maurel & Prom and of MPI management and with BNP Paribas teams;

•	Meetings with the MPI ad hoc committee;

•	Analysis of Maurel & Prom, MPI and Seplat share prices;

•	Analysis of consequences of force majeure in Gabon;

•	Analysis of recent transactions on companies in the sector;

•	Study/assessment of corrective elements supporting the transition from company value to shareholder equity;

•	Analysis of implied parity resulting from assessment work;

•	Drafting of independent expert report;

•	Presentation of work to ad hoc committee.

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In addition, the Associés en Finance database (TRIVAL®) or external databases (Bloomberg, S&P Capital IQ) were used in the context of this statement.

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Appendix C

In-depth presentation of TRIVAL® model

The Associés en Finance TRIVAL® assessment model can measure change in financial market valuation parameters (risk and liquidity risk premiums, market premiums, interest rates, borrower spread). TRIVAL® represents an extension of the previous Capital Market Line model, used between 1977 and 2001.

1.	TRIVAL®, a shareholder equity cost model

The valuation of a company on the financial market results from two factors:

•	forecast flows or medium- and long-term free cash flows, which are dependent on levels of margin, growth, capital intensity in the relevant business, and target financial structure;

•	the investor’s required rate of return, itself dependent upon the anticipated level of risk in the economic entity valued and the liquidity of its securities on the stock market.

TRIVAL® is a financial assets equilibrium model. Institutional managers use it to help them in both portfolio allocation by major asset class (bonds, shares, low-risk or risky securities, liquid or illiquid securities, etc.) and the selection of individual securities. It is also used by various assessors in the context of market operations or business consolidation. TRIVAL’s distinguishing feature is that of taking liquidity into account alongside the two ‘classic’ parameters of profitability and anticipated risk. It constitutes a benchmark as regards profitability expected on the equity market, and corresponding market premiums.

The TRIVAL® universe

The model can accommodate 500 companies within a single sample: approximately 360 eurozone companies and 150 non-eurozone companies (mainly North American or European non-eurozone majors) of various sizes, with float ranging from €30 million at the lowest to a high of €660 billion (maximum float within eurozone companies is approximately €165 billion).

Market parameters are calculated from a subsample of eurozone stocks and updated on a daily basis.

Anticipated rate of return: discounted cash surpluses available to shareholders

Anticipated profitability is based on calculating the cash surpluses available to shareholders, based on development plans devised by Associés en Finance financial analysts. Used by all assessors, this method allows for incorporating dividends as well as share repurchases in the distribution of flows. These cash surpluses are determined by balance sheet simulation, taking into account requirements for investment and a normative financial structure. This is connected to volatility in the value of financed assets, which governs the relative level of confidence among lenders. Cost of debt comprises a central rate adjusted by a rate differential in line with the company’s rating and the spread shown on the market.

The simulation model comprises three periods. The first aims at shifting from the current debt structure to the target structure, given the capacity for internal and external business growth shown by the company under consideration. The second brings profitability variables for the relevant group into line with average values for the business sector. The third brings all sectors into line in order to pinpoint economic rent closure and to complete the simulation by aligning the final value on the book value of residual shareholder equity.

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The model takes account of over 20 variables per company. It is primarily aimed at highlighting underlying deltas in business growth, profitability and use of permanent capital between companies that are customers, in direct competition, and so on.

The flows available to investors are calculated after settlement of corporation tax, financial charges, debt flows, repayments or new loans. The anticipated rate of return from this calculation is thus a rate of return expected from shareholder equity at market value after corporation tax but before shareholders’ tax.

From economic asset to listed financial asset

Microeconomic simulations on a portfolio of industrial assets do not always correspond to the financial and legal reality surrounding the listed financial asset. An initial adjustment consists of taking into account minority interests, interests, holdings that are not fully consolidated, and latent capital gains and capital losses on financial assets. A second adjustment consists of taking into account various securities at ‘group share’ level (ordinary shares, preference shares) and adopting a standardised number of shares.

The anticipated rate of return is the discount rate, which matches the sum of the current value for forecast flows and of the adjustments regarding the consolidated financial statements mentioned in the previous paragraph to the market capitalisation. This is therefore a rate showing the return expected on shareholder equity expressed as market value after corporation tax but before shareholders’ tax.

Anticipated risk

A particular feature of the models devised by Associés en Finance is that they refer to an anticipated risk rather than to a beta coefficient calculated ex post based on market prices. The latter do suffer from unconvincing correlation coefficients, which lead them to be unstable and limit their significance.

Anticipated risk is the result of combining a forecasting risk, a financial risk and a sectoral risk.

The forecasting risk corresponds to the level of confidence with which the analyst can make projections for the future. The forecasting risk is the external perception of all factors of variability in profits, whether internal to the business (products, strategy, quality of management, quality of information) or to its environment (competition in the sector, degree of regulation). It incorporates a qualitative score particular to the Associés en Finance analysis bureau, which represents a synthesis of 12 criteria for assessing the strengths and weaknesses of the company in question. It is directly linked to the variability anticipated in the relevant share price’s fluctuation in relation to changes in the economic environment or ‘surprises’ in results. The forecasting risk ranges over a scale or 1 to 9, with a median score of 5.

The financial risk resembles ratings from the financial ratings agencies. Financial risk, which ranges over a scale rising from 1 to 5 (where 3 is the median score), measures the robustness of the financial structure and the company’s capacity to meet its financial commitments in the context of its development scenario. On the basis of forecast flows devised by Associés en Finance, it takes account of the company’s financial structure (debt to company value), asset size and volatility, hedging of financial expenses by operations, and debt in number of years’cash flow.

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The sectoral risk corresponds to market beta for the sector index to which the company under study belongs.

Liquidity

In the model, it is valued using structural liquidity, namely float, as is now the case in the weighting of major stock market indices, and cyclical liquidity. The coefficient applied to liquidity is standardised at one.

Structural liquidity is expressed by the ratio of the antilog of a listed group’s float to the average of the antilog of float for each of the companies in the sample.

Cyclical liquidity is shown by the antilog of the amount of capital negotiable for a 1% price fluctuation.

Companies are ranked in descending order of liquidity – or ascending order of illiquidity – to display a positive trend line as in the case of the risk premium. Highly liquid stock has an illiquidity coefficient below 1, while illiquid stock has an illiquidity coefficient above 1.

Including the liquidity factor in TRIVAL for valuing financial assets makes a significant contribution. Indeed, independence between risk and liquidity is generally to be seen, that is to say that risk is invariant per liquidity subsample, and that liquidity is also invariant per risk subsample.

The regression between the resulting actuarial rates and both relative risk and relative illiquidity attributes determines the rate of return usually required for this company, given the level of operational risk and the size of the entity. This is the cost of shareholder equity.

The parameters generated by this regression are the risk premium, illiquidity premium and a residual. Taking liquidity into consideration helps to explain the valuations more clearly, since the coefficient of determination (R2) for double regression is generally above 65% (currently 75%).

2.	TRIVAL WACC plan: a model for direct estimation of average cost of capital

Based on the data previously calculated for each of the companies tracked and for the whole equity market, it is possible to calculate the weighted average cost of capital (WACC).

The traditional approach here consists of calculating the weighted average cost of capital based on the respective proportions of capital and debt compared with the total capital employed as market value (company value = adjusted market capitalisation + debt). The results from this method are quite sensitive to the weighting given to financing by debt and by shareholder equity respectively.

For this reason, Associés en Finance has developed a method for directly estimating the average cost of capital: based on the forecast flows for each company determined using the method described above, it is possible to calculate WACC directly.

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In practice, based on flow projections in TRIVAL, regression is applied to:

•	the actuarial rates from comparing cash-flows (before financial charges and after taxes are deducted) to company value (adjusted market capitalisation and debt);

•	the attributes of both operational risk (at medium financial risk) and amount of assets implemented. Operational risk is calculated according to the method shown in paragraph 1, save for the fact the financial risk score is held at the median score of 3 (the calculation is initially neutral vis-à-vis the financial structure: this is to establish a theoretical company value prior to considering the financial structure) and that the resulting risks are standardised on an average of 1.0. The amount of assets implemented is calculated based on the company value (adjusted market capitalisation plus debt).

All calculations for the WACC plan are performed excluding banking stock.

The regression between the actuarial rates obtained and both operational risk and asset size attributes, directly derived from the elements used to determine shareholder equity cost (see paragraph 1), determines the rate of return normally required for this company, given the level of operational risk and the size of the entity. This is the weighted average cost of capital (WACC).

The parameters derived from this regression are the operational risk premium, the size premium and the plan ordinate. The coefficient of determination (R2) for double regression is currently 70%.

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